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                                The total number of pages contained herein is 6.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               PICO Holdings, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693366 10 6
     ---------------------------------------------------------------------
                                 (CUSIP Number)

     Michael Manire, D'Amato & Lynch, 70 Pine Street, New York, N.Y. 10270
                                 (212) 269-0927
     ---------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 13, 1998
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D


----------------                                               -----------------
CUSIP No. 719410                                               Page 2 of 6 Pages
----------------                                               -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GUINNESS PEAT GROUP PLC
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OR ORGANIZATION

--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER
                             5,875,O18 (5,645,470 have been acquired, and
  NUMBER OF                  229,548 are subject to an option to acquire)
   SHARES              ---------------------------------------------------------
BENEFICIALLY              8  SHARED VOTING POWER
  OWNED BY
    EACH               ---------------------------------------------------------
  REPORTING               9  SOLE DISPOSITIVE POWER
   PERSON                    5,875,O18 (5,645,470 have been acquired, and
    WITH                     229,548 are subject to an option to acquire)
                       ---------------------------------------------------------
                         10  SHARED DISPOSITIVE

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,875,O18 (5,645,470 have been acquired, and 229,548 are subject to an option to acquire)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.02% (17.32% are currently owned, and exercise of an additional option to acquire would increase the percentage owned by .70%)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

--------------------------------------------------------------------------------


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Introductory Statement

        On December 2, 1996, there was filed with the Securities and Exchange Commission a Statement on Schedule 13D (the "Statement") relating to the exchange of Class A Common Stock of Physicians Insurance Company of Ohio ("Physicians Common") for PICO Holdings, Inc. ("Holdings") common stock ("PICO Common") in connection with the merger described therein which became effective on November 20, 1996. Amendment No. 1 was filed on June 9, 1997 to report an open market sale by Guinness Peat Group plc ("GPG") of 324,000 shares of such common stock for $4.13 per share. This Amendment No. 2 is now being filed to report open market sales by GPG of 100,000 shares of PICO Common for a price of $5.00 per share, and an additional 10,000 shares of PICO Common for a price of $5.25 per share.

Item 2. Identity and Background.

     None of the information in Item 2 of the Statement has changed except that:

     The information on Schedule 1 to the Statement has changed. A revised
Schedule 1 is attached hereto.

Item 4. Purpose of Transaction.

     None of the information in Item 4 of the Statement, as amended by Amendment No. 1, has changed except that Dr. Gary Weiss resigned from PICO's Board of Directors on April 6, 1998. GPG currently has no designee on PICO's Board of Directors, nor does it presently intend to exercise any rights it may have to designate a replacement for Dr. Weiss.

Item 5. Interest in the Securities of the Issuer.

     None of the information in Item 5 of the Statement has changed except that:

     (a)  GPG beneficially owns shares of Common Stock as follows:

          (i) As a result of the sale of 110,000 shares, GPG became the holder of 5,645,470 shares of PICO Common (which includes the 8,863 shares of PICO Common formerly held by Dr. Gary Weiss which are described above in Item 3 of Amendment No. 1 and which have been re-registered in the name of GPG). Based upon the number of shares of PICO Common outstanding on May 14, 1998, GPG's holdings represent approximately 17.32% of such outstanding shares.

          (ii) As reported in the Statement, GPG also has the option to purchase


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               Additional Shares from the Issuer for purchase prices that do not exceed in the aggregate $1,174,817.37. The purchase price payable by GPG for any such Additional Shares will be the average of the closing bid prices for shares of the PICO Common as reported by NASDAQ for the 20 days preceding the date of GPG's written notification of its exercise of such option to the Issuer. Based on the average of the closing bid prices for shares of the PICO Common as reported by NASDAQ for the 20 days preceding May 12, 1998, a full exercise by GPG of such option on such date would have entitled GPG to acquire an additional 229,548 shares of the PICO Common. Such additional shares would increase the number of shares of PICO Common owned by GPG to 5,875,018 and would increase the percentage of outstanding shares of PICO Common owned by GPG to 18.02%.

         [The balance of this page has intentionally been left blank.]


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 1998


                            Guinness Peat Group plc

                            By: /s/ B. A. Nixon
                               -------------------------------
                               Name: B. A. Nixon
                               Title: Director


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                              SCHEDULE 1 (Revised)

============================================================================================
      NAME AND BUSINESS               POSITION WITH GPG AND                CITIZENSHIP
           ADDRESS                    PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------
Trevor J. N. Beyer            Director of GPG, Alvis plc, Brown          New Zealand
Guinness Peat Group plc       Shipley Holdings, Avimo Group Ltd
Second Floor                  and Waterfall Holdings plc
21-26 Garlick Hill
London EC4V 2AU England
--------------------------------------------------------------------------------------------
Sir Ron Brierley              Director and Chairman of the Board         New Zealand
Guinness Peat Group plc       of GPG; non-executive Director and
Second Floor                  Founder President of Brierley
21-26 Garlick Hill            Investments Ltd; Director of
London EC4V 2AU England       Australian Gas Light Company,
                              Advanced Bank (Australia) Ltd,
                              Tyndall Australia Ltd, Mid-East
                              Minerals Ltd, Brown Shipley
                              Holding Ltd.
--------------------------------------------------------------------------------------------
Blake A. Nixon                Executive Director of GPG; Director        New Zealand
Guinness Peat Group plc       of Brown Shipley Holdings Ltd, the
Second Floor                  Groucho Club London plc and
21-26 Garlick Hill            Hampshire Company PLC; Alternate
London EC4V 2AU England       Director of Tyndall Australia Ltd.
--------------------------------------------------------------------------------------------
Dr. Gary H. Weiss             Executive Director of GPG; Deputy          New Zealand
Guinness Peat Group plc       Chairman of Tyndall Australia Ltd.
Second Floor                  and Mid-East Minerals Ltd; Director
21-26 Garlick Hill            of Allgas Energy Ltd, Brown
London EC4V 2AU England       Shipley Holdings Ltd., Premier
                              Investments Ltd and Turners &
                              Growers Ltd.
--------------------------------------------------------------------------------------------
Maurice William Loomes        Executive Director of GPG;                 Australia
Guinness Peat Group plc       Director of ASC Ltd, Turners &
Second Floor                  Growers Ltd, Tyndall Australia Ltd
21-26 Garlick Hill            and Canberra Investment
London EC4V 2AU England       Corporation Ltd.
--------------------------------------------------------------------------------------------
Anthony Ian Gibbs             Executive Director of GPG; Chairman        New Zealand
Guinness Peat Group plc       of Turners & Growers
Second Floor                  Ltd; Director of The New Zealand
21-26 Garlick Hill            Guardian Trust Co. Ltd and Tyndall
London EC4V 2AU England       Australia Ltd.
============================================================================================


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